EXHIBIT 8.1

 May 12, 2000

 Mr. Rich Halevy
 Pointe Communications Corporation
 Suite 110
 1325 Northmeadow Parkway
 Alpharetta, GA  30076



Dear Mr. Halevy:

This opinion ("Opinion") is being furnished to you in connection with the Agreement and Plan of Merger and Reorganization ("the "Agreement") dated as of December 31, 1999, as amended, among Pointe Communications Corporation ("PointeCom"), Telscape International, Inc. ("Telscape"), and Pointe Acquisition, Inc. ("PAC"), a wholly owned subsidiary of Telscape formed solely to effect the acquisition of PointeCom. The acquisition is expected to be completed on June 30, 2000 ("the Effective Time"). Pursuant to the Agreement, the transaction (the "Transaction") will occur as follows:

A. At the Effective Time, PAC shall be merged with and into PointeCom, with PointeCom continuing as the surviving corporation (the "Merger"). All assets, rights, franchises, titles and interests of PAC shall be transferred to and vested in PointeCom. PointeCom shall be liable for all liabilities of PAC.

B. At the Effective Time, all shares of the common stock of PointeCom ("PointeCom Common Stock") shall be converted solely into shares of Telscape voting common stock ("Telscape Common Stock"). The shareholders of PointeCom will receive solely voting shares of Telscape Common Stock proportionate to the value of PointeCom Common Stock, based on the terms contained in the Agreement.

C. In lieu of receiving fractional shares of Telscape Common Stock as a result of the Merger, the common shareholders of PointeCom will be entitled to receive a cash payment equal to the fair market value of any fraction of a share of Telscape Common Stock to which such holder would be entitled but for this provision.

D.    At the Effective Time, all shares of convertible senior preferred series A and convertible senior preferred series B stock of PointeCom ("Preferred Series A" and "Preferred Series B"; together, "PointeCom Preferred Stock") shall be converted solely into convertible senior voting preferred class D and convertible senior voting preferred class
      E stock, respectively, of Telscape ("Preferred Series E" and "Preferred Series D"; together, "Telscape Preferred Stock"). The preferred shareholders of PointeCom will receive solely voting shares of
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      Telscape Preferred Stock equal to the number of shares each such shareholder owns in their Preferred Stock, including any fractional share, immediately prior to the Effective Time.

E. The holders of the Telscape Preferred Stock will have the same rights and preferences as the PointeCom Preferred Stock exchanged in the Transaction except that the Telscape Preferred Stock shall be convertible into such number of shares of Telscape Common Stock as would have been issued to the holders of the PointeCom Preferred Stock if such holders had converted the PointeCom Preferred Stock into PointeCom Common Stock immediately prior to the Effective Time.

F. At closing, each holder of a PointeCom warrant, option, or other conversion or purchase right (together, the "PointeCom Securities") shall receive a Telscape warrant, option or right (together, the "Telscape Securities") with the same terms and conditions as such PointeCom Security furnished to Telscape in the exchange (except that the number of shares of Telscape Common Stock issuable upon exercise thereof shall be modified as set forth below). At the Effective Time, Telscape shall reserve shares of Telscape Common Stock for future issuance upon the exercise of any outstanding PointeCom Securities that have been issued by PointeCom, or its affiliates, prior to the Effective Time to purchase PointeCom Common Stock. Each Telscape Security issued by Telscape shall be exercisable for that number of shares equal to the product of (A) the number of shares of PointeCom Common Stock that were issuable multiplied by (B) the exchange ratio as specified in the Agreements (the "Exchange Ratio"). Further, the Telscape Securities shall have an exercise price equal to the quotient determined by dividing (A) the exercise price of the PointeCom Security immediately prior to the Effective Time by (B) the Exchange Ratio.

RELIANCE ON CERTAIN FACTS, ASSUMPTIONS, AND REPRESENTATIONS

In rendering our Opinion, we have relied upon the accuracy and completeness of the facts, representations, and information as contained in the Agreement (in each case, without regard to any limitation based on knowledge or belief) including all exhibits attached thereto, and all related documents, including the representation letters received from Telscape and PointeCom dated May 11, 2000 and any and all documents submitted to the Securities Exchange Commission bearing upon the Transaction. Telscape and PointeCom have represented that such facts, assumptions, and representations are true, correct, and complete. However, we have not independently audited or otherwise verified any of these facts, assumptions, or representations. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions, or representations upon which we have relied may require a
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Mr. Rich Halevy
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modification of all or a part of the Opinion. In addition, the Opinion is based on such facts, assumptions, and representations as represented to us as of the date of this Opinion. Any changes in the facts, assumptions, or representations upon which we have relied between the date of this letter and the actual closing of the Transaction may require a modification of all or part of the Opinion. If requested, we will update our Opinion as of the date of the Transaction, and address therein any changes in the facts, assumptions or representations that occur between the date of this opinion and the date of the Transaction. Otherwise, we have no responsibility to update the Opinion for events, transactions, circumstances, or changes in any of such facts, assumptions, or representations occurring after this date.

PREMISE OF OPINION

Our Opinion is based solely on our interpretation of the Internal Revenue Code of 1986, as amended (the "Code"); income tax regulations thereunder ("Treasury Regulations"); relevant judicial decisions; guidance issued by the Internal Revenue Service (the "Service") including revenue rulings and revenue procedures; and other authorities that we deemed relevant; in each case as of the date of this Opinion.

U.S. federal income tax laws and regulations, and the interpretations thereof, are subject to change, which changes could adversely affect this Opinion. Should there be any change, including any change having retroactive effect, in the Code, the regulations thereunder, the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the Opinion expressed herein would necessarily have to be reevaluated in light of any such changes. If requested, we will update our Opinion as of the date of the Transaction, and address therein any changes to the prevailing authorities that occur between the date of this opinion and the date of the Transaction. Otherwise, our Opinion is as of the date of this letter and we have no responsibility to update this Opinion for changes in applicable law or authorities occurring after this date.

Our Opinion does not address the potential tax consequences of any transactions, events, or circumstances other than the transaction as described herein. In addition, our Opinion is limited to the U.S. federal income tax consequences set forth below. Our Opinion does not address any non-income tax, or state, local, or foreign tax consequences of the Transaction. We also express no opinion on non-income tax issues, such as corporate law, personal property transaction law, regulatory or securities law matters.

Further, the Opinion does not address the U.S. federal income tax consequences of the Transaction to any PointeCom common shareholder that has a special status, including
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(without limitation) insurance companies; financial institutions;
broker-dealers; foreign corporations; estates and trusts not subject to U.S. federal income tax on their income regardless of source and persons who are not citizens or residents of the United States.

This Opinion is an opinion only and should not be taken as an assurance of the ultimate tax treatment. The Opinion is not binding on the Service, and there can be no assurance that the Service will not take positions contrary to such Opinion or that such position will not be sustained upon challenge. However, should the Service challenge the U.S. federal income tax treatment of the matters discussed below, our Opinion reflects our assessment of the probable outcome of litigation based solely on an analysis of the existing authorities relating to such matters.

This Opinion is solely for the benefit of PointeCom and its shareholders and is not to be relied upon by anyone else. Although you do hereby have our express consent to inform PointeCom and Telscape shareholders of our Opinion by including copies of this letter as an exhibit to the Form S-4 filing, we assume no responsibility for tax consequences, or any other consequences, to any other parties to the transactions or to other persons. Instead, any other such parties or persons should consult and rely upon the advice of their own counsel, accountant, tax advisor or other advisors. Except to the extent expressly permitted hereby and without the prior written consent of Arthur Andersen LLP ("Andersen"), this Opinion may not (in whole or in part) be disclosed or quoted, nor otherwise referred to in any documents. Disclosure to a taxing authority in the event of a penalty assertion by such authority is permitted, however. Notwithstanding anything herein to the contrary, (i) no restriction herein is intended to be, nor shall be, construed as a condition of confidentiality as such term is used in IRC ss.ss. 6011, 6111, 6112 and the regulations thereunder; and (ii) any corporation has Andersen's authorization to disclose to any and all persons, without limitation of any kind, any entity, plan, arrangement or transaction referenced in this Opinion it being such corporation's duty to ascertain whether any further authorization is needed from PointeCom or others.

OPINION

Based upon all of the foregoing, including representations of the management of Telscape and the management of PointeCom, it is our opinion with respect to the Transaction that:
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1. The merger of PAC with and into PointeCom, as described above, should constitute a reorganization under Section 368(a).1 PointeCom, PAC, and Telscape should each be "a party to a reorganization" (Section 368(b)).

2. No gain or loss should be recognized by Telscape, PAC, or PointeCom on the merger of PAC into PointeCom and the exchange of PointeCom Common Stock and PointeCom Preferred Stock solely for voting Telscape Common Stock and voting Telscape Preferred Stock pursuant to the plan of reorganization (Sections 361 and 1032).

3. No gain or loss should be recognized by the Common and Preferred stockholders of PointeCom as a result of the exchange of PointeCom Common Stock and PointeCom Preferred Stock solely for Telscape Common Stock and Telscape Preferred Stock pursuant to the Merger, except that gain, loss or dividend income should be recognized on the receipt of cash, if any, in lieu of fractional shares (Section 354(a)(1)).

4. The tax basis of the Telscape Common Stock and Telscape Preferred stock received by PointeCom Common and Preferred stockholders should be the same as the basis of the PointeCom Common Stock and PointeCom Preferred Stock surrendered in the exchange, decreased by the amount of tax basis, if any, allocated to the fractional shares that are hypothetically received by the stockholder and redeemed for cash (Section 358(a)(1)).

5. The holding period of the Telscape Common Stock and Telscape Preferred Stock received by the PointeCom common and preferred stockholders should include the period during which the PointeCom Common Stock and PointeCom Preferred Stock surrendered in exchange therefor was held, provided that the PointeCom Common Stock and PointeCom Preferred stock is held as a capital asset in the hands of the PointeCom stockholders at the Effective Time (Section 1223(1)).

6. The payment of cash in lieu of fractional share interests of Telscape Common Stock should be treated as if each fractional share was distributed as part of the exchange and then redeemed by Telscape. The cash payment should be treated as having been received in redemption of the Telscape fractional share interest in the Telscape Common Stock deemed to have been received, provided the redemption is not essentially equivalent to a dividend under
   Section 302. Any gain or loss recognized upon such exchange should be capital gain or loss (as determined under section 1001 subject to section 267) provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder (Rev. Rul. 66-365, 1966-2 C.B. 116, and Rev. Proc. 77-41, 1977-2 C.B. 574).

----------------
1 All Section references are to the Code or the Treasury regulations promulgated thereunder.
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7. No gain or loss should be recognized by the holder of a PointeCom warrant or similar right to acquire PointeCom stock as a result of the exchange of such PointeCom warrant for a Telscape warrant pursuant to the Merger (Section 354(a), Treas. Reg.ss.1.354-1(e)).

8. No gain or loss should be recognized by the holder of a PointeCom incentive stock option as a result of the exchange of the PointeCom incentive stock option for a Telscape incentive stock option pursuant to the Merger (Section 424(a)). The granting of any substitute Telscape stock option to a holder of a PointeCom incentive stock option, under the PointeCom Stock Option Plans, pursuant to the Merger under the provisions discussed above, should not be deemed a "modification" of any PointeCom existing incentive stock option under Section 424(h)(3).

9. No gain or loss should be recognized by the holder of a PointeCom non-qualified stock option or warrant issued as compensation for services as a result of the exchange of the PointeCom nonqualified stock option or warrant issued as compensation for services for a Telscape nonqualified stock option pursuant to the Merger (Section 83).

10.Gain, if any, (but not loss other than in certain cases) should be recognized by PointeCom stockholders where cash is received for PointeCom shares in connection with dissenters' rights under state law pursuant to the Merger (Section 302). The tax consequences for PointeCom stockholders who receive cash with respect to their dissenters' rights must be determined on a stockholder-by-stockholder basis taking into account certain complex attribution rules. For this reason, it is not possible for us to conclude as to the specific tax consequences to any particular dissenting stockholder. Therefore, such dissenting stockholders should consult their own tax advisors as to the proper treatment and character of any such gain.

We express no opinion on the impact, if any, on any other Sections, including
Section 382, other than that as stated immediately above, and neither this Opinion nor any prior statements are intended to imply or to be an opinion on any other matters. In addition, we express no opinion regarding the impact of Sections 305 and 306 on: (i) the Transaction in general and (ii) on the Telscape Common Stock and Telscape Preferred Stock received by the PointeCom shareholders in the Transaction.

Arthur Andersen LLP